April 6, 2026

Cary Vance
Interim Chief Executive Officer
AVITA Medical, Inc.
28159 Avenue Stanford Suite 220
Valencia, CA 91355

       Re: AVITA Medical, Inc.
           Registration Statement on Form S-3
           Filed March 31, 2026
           File No. 333-294790
Dear Cary Vance:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and Services
cc:    Coleman Wombwell, Esq.